U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

Commission File No. 0-16865                                      CUSIP No.  None

                           NOTIFICATION OF LATE FILING

            |_| Form 10-K and 10 KSB        |_| Form 11-K
            |X| Form 10-Q and Form 10-QSB   |_| Form N-SAR

                     For the Period Ended September 30, 2005

            Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

PART I. Registration Information

                 Nantucket Island Associates Limited Partnership
                 -----------------------------------------------
                            (Full Name of Registrant)

7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, MA                  02114
--------------------------------------------------------------------------------
(Address of Principal Executive Office)                               (Zip Code)

PART II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_|   (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without reasonable effort or expense;

|X|   (b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III. Narrative

PART IV. Other Information

(1) Name and telephone number of person in contact in regard to this notification:

David J. Heymann                       516                         681-3636
----------------                   -----------                ------------------
    (Name)                         (Area Code)                (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      YES |X|  NO |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      YES |_|  NO |X|

      Nantucket Island Associates Limited Partnership
      (Name of registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005                      Nantucket Island Associates
                                             Limited Partnership

                                             By: Three Winthrop Properties, Inc.
                                                 General Partner


                                             By: /s/ Thomas Staples
                                                 -------------------------------
                                                     Thomas Staples
                                                     Chief Financial Officer